THE UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Giga-tronics Incorporated

(Exact name of registrant as specified in its charter)

California (State or other jurisdiction of incorporation)	0-12719 (Commission File No.)	94-2656341 (IRS Employer Identification Number)

5990 Gleason Drive, Dublin, CA (Address of principal executive offices)	94568 (Zip Code)

Lutz P. Henckels (925) 328-4650

 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2017 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

This Form SD of Giga-tronics Incorporated (the "Company) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2017 to December 31, 2017.

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

A copy of Giga-tronics Incorporated’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.gigatronics.com

Item 1.02 Exhibits

A copy of Giga-tronics Incorporated’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GIGA-TRONICS INCORPORATED

Date: November 27, 2018	By:	/s/ Lutz P. Henckels
Executive Vice President & Interim CFO, Principal Accounting Officer

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